# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Figma, Inc., CIK 0001579878
CUSIP: 316841105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Date of event which requires filing of this statement: 10/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002073586
Persons authorized to receive notices and communications: Brendan Mulligan, 760 Market Street, Floor 10, San Francisco, California (CA), 94102, 415-890-5404; Amanda Westendorf, 760 Market Street, Floor 10, San Francisco, California (CA), 94102, 415-890-5404; Michael T. Esquivel, 801 California Street, Mountain View, California (CA), 94041, 650-988-8500; Ran D. Ben-Tzur, 801 California Street, Mountain View, California (CA), 94041, 650-988-8500; Aman D. Singh, 801 California Street, Mountain View, California (CA), 94041, 650-988-8500

## Reporting persons
- Dylan Field (CIK 0002073586): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), subject company funds (SC); sole voting power 72,604,521; shared voting power 17,262,750; sole dispositive power 45,863,891; shared dispositive power 17,262,750; aggregate amount beneficially owned 89,867,271 (17.8% of the class)
  Comment: Row 7 consists of (a) 34,613,891 shares of Class B common stock, par value $0.00001 per share ("Class B Common Stock") of Figma, Inc. (the "Issuer") held directly by Dylan Field, (b) 11,250,000 shares of Class B Common Stock that may be acquired upon the settlement of vested restricted stock units held by Mr. Field, (c) 10,306 shares of Class A common stock, par value $0.00001 ("Class A Common Stock") subject to options held by Evan Wallace that are exercisable within 60 days of October 21, 2025, and (d) 26,730,324 shares of Class B Common Stock held by the Wu-Wallace Family Trust. Mr. Field holds an irrevocable proxy authorizing him to vote any number of shares held by Evan Wallace and the Wu-Wallace Family Trust that are subject to such proxy on all matters submitted to a vote of stockholders. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, or upon the occurrence of certain events or conditions described in the Issuer's Amended and Restated Certificate of Incorporation.
  
  Row 8 and Row 10 consist of (a) 1,135,325 shares of Class B Common Stock held by the Dylan Field 2024 Annuity Trust, of which Mr. Field is the trustee, (b) 1,122,908 shares of Class B Common Stock held by the Field 2021 Descendants Trust, of which Bryn Mawr Trust Company of Delaware is the trustee and may be replaced at Mr. Field's discretion, and (c) 15,004,517 shares of Class B Common Stock held by LLL Investments LLC, which is associated with Mr. Field.
  
  Row 9 consists of (a) 34,613,891 shares of Class B Common Stock held directly by Dylan Field and (b) 11,250,000 shares of Class B Common Stock that may be acquired upon the settlement of vested restricted stock units held by Mr. Field.
  
  With respect to Row 13, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the percent of class was calculated based on (a) 415,856,114 shares of Class A Common Stock outstanding as of October 16, 2025, (b) 10,306 shares of Class A Common Stock subject to options held by Evan Wallace that are exercisable within 60 days of September 30, 2025 and (c) 89,856,965 shares of Class B Common Stock beneficially owned by Mr. Field (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of Mr. Field pursuant to the Exchange Act).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Figma, Inc.
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Comment: Mr. Field previously filed a Schedule 13G with respect to his beneficial ownership of the Issuer's Class A Common Stock pursuant to Rule 13d-1(d) and is filing this Schedule 13D due to his acquisition of beneficial ownership of shares of Class A Common Stock on October 21, 2025 from the certification of performance by the Compensation Committee of the Issuer's Board of Directors with respect to certain restricted stock units held by Mr. Field, which, together with his previous acquisitions during the preceding twelve months, exceeded two percent of the total outstanding shares of Class A Common Stock.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Dylan Field ("Mr. Field").
Residence or business address: The business address of Mr. Field is 760 Market Street, Floor 10, San Francisco, California 94102.
Present principal occupation or employment: Mr. Field is the President, Chief Executive Officer and a director of the Issuer with a business address of 760 Market Street, Floor 10, San Francisco, California 94102.
Criminal convictions in the last five years: During the last five years, Mr. Field has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Field has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Field is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Mr. Field acquired beneficial ownership over shares of Class A Common Stock reported as beneficially owned herein primarily in his capacity as co-founder of the Issuer and in connection with the vesting of various equity compensation awards in connection with his service as an executive officer of the Issuer and may be deemed to have acquired beneficial ownership over the additional shares of Class A Common Stock pursuant to the voting proxies under the Wallace Proxy described further in Item 6 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Mr. Field acquired the securities described in this Schedule 13D for investment purposes, other than the securities subject to the Wallace Proxy. Mr. Field intends to review his investments in the Issuer on a continuing basis. Any actions Mr. Field might undertake with respect to the Issuer or his investments in the Issuer may be made at any time and from time to time without prior notice and will be dependent upon Mr. Field's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. In connection with the vesting, settlement or exercise of equity awards of the Issuer, Mr. Field may have shares of common stock withheld for taxes or sold in open-market transactions in connection with the payment of applicable taxes or otherwise. Any transactions in common stock of the Issuer by the other parties to the Wallace Proxy with respect to shares of common stock that they hold may be taken by such other parties at any time.

Mr. Field, subject to applicable law, including restrictions on sales imposed by Rule 144 under the Securities Act of 1933, as amended, may acquire additional securities of the Issuer, including as a result of equity awards granted to him by the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Mr. Field, including in his positions as Chief Executive Officer and President of the Issuer and a member of the Issuer's board of directors, may engage in discussions with other members of management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, Mr. Field does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, as part of his ongoing evaluation of this investment and investment alternatives and depending on the factors discussed herein, Mr. Field may change his purpose or formulate different plans or proposals with respect thereto at any time.

As the Chief Executive Officer and President and member of the board of directors, Mr. Field participates in deliberations of the Issuer's senior management in the normal course of the Issuer's business that could involve any of the matters set forth in Items 4(a)-(j) of Schedule 13D from time to time, and, in keeping with his fiduciary duty as an officer and director, may make proposals or recommendations to the board of directors that could involve such matters from time to time.

In addition, as a member of the Issuer's senior management, Mr. Field participates in Issuer compensatory plans, including plans pursuant to which awards of equity securities are made (including to Mr. Field), in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as described herein, Mr. Field has not effected any transaction with respect to the Issuer's Class A Common Stock or Class B Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement, excluding the shares subject to the Wallace Proxy (as defined below), which are owned by the other parties to the Wallace Proxy.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Nominating Agreement

On July 30, 2025, Mr. Field and the Issuer entered into a Nominating Agreement, pursuant to which Mr. Field and the Issuer shall, at each annual meeting or special meeting of stockholders at which directors are to be elected following the closing of the Issuer's initial public offering (the "IPO"), cause to include Mr. Field (i) in the slate of nominees recommended by the Issuer's board of directors for election or re-election to the applicable class of directors (or the full board of directors if the board of directors is not classified) by the stockholders of the Issuer and (ii) in the Issuer's proxy statement for such stockholder meeting or similar document or soliciting materials.

Wallace Proxy

In March 2022, Evan Wallace and the Wu-Wallace Family Trust (each a "Grantor" and together, the "Grantors") and Mr. Field entered into an irrevocable proxy (the "Wallace Proxy"), pursuant to which each Grantor irrevocably appointed Mr. Field, with full power of substitution, as their proxy, agent, and attorney-in-fact, with complete and unlimited authority to act, in his sole discretion, on their behalf, to vote any number of shares subject to the Wallace Proxy (the "Wallace Proxy Shares") at any time and from time to time on all matters submitted to a vote of stockholders at a meeting of stockholders or through the solicitation of a written consent of stockholders and for any contractual voting rights that may be applicable to the Wallace Proxy Shares. Prior to any transfer, sale, pledge, encumbrance, assignment, option, distribution, or disposition, or any agreement or commitment providing therefor, of Wallace Proxy Shares or any interest in Wallace Proxy Shares, as a condition to such transfer, the transferees shall execute an irrevocable proxy in the form and on the terms of the Wallace Proxy. The Wallace Proxy shall not apply to any Wallace Proxy Shares transferred by a Grantor if, at the time of the transfer, the Grantor is transferring (i) shares of Class B Common Stock that, upon completion of such transfer, automatically convert into shares of Class A Common Stock, or (ii) shares of Class A Common Stock. The Wallace Proxy shall terminate upon the earlier of: (a) the liquidation, dissolution, or winding up of the business operations of the Issuer; (b) the explicit written consent of Mr. Field; or (c) such time as no Wallace Proxy Shares are held by (x) the Grantors, (y) Mr. Wallace's Family Members (as defined in the Issuer's Amended and Restated Certificate of Incorporation), or (z) the Grantors' Permitted Entities (as defined in the Issuer's Amended and Restated Certificate of Incorporation).

Lock-Up Agreement

In connection with the IPO, the directors and executive officers of the Issuer, including Mr. Field, are subject to lock-up agreements with the underwriters in the IPO, agreeing that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, on behalf of the underwriters, they will not, in accordance with the terms of such agreements, during the period ending on the earlier of (i) the opening of trading on the second trading day immediately following the Issuer's public release of earnings for the quarter ending September 30, 2025 and (ii) 180 days after July 30, 2025 (such period, the "Lock-up Period" and such agreements, the "Lock-Up Agreements"): (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock of the Issuer or any securities directly or indirectly convertible into or exercisable or exchangeable for common stock of the Issuer; (2) enter into any swap, hedging transaction, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock of the Issuer, whether any such transaction described above is to be settled by delivery of common stock of the Issuer or such other securities convertible into or exercisable or exchangeable for common stock of the Issuer, in cash or otherwise; (3) publicly disclose the intention to take any of the actions restricted by clause (1) or (2) above; or (4) make any demand for, or exercise any right with respect to, the registration of any shares of common stock of the Issuer or any securities convertible into or exercisable or exchangeable for common stock of the Issuer.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Rule 10b5-1 Diversification Plan

On August 4, 2025, Mr. Field entered into a Rule 10b5-1 Plan (the "Field Diversification Plan") providing for the potential sale of up to (i) 2,000,000 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by Mr. Field, (ii) 500,000 shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock directly held by LLL Investments LLC, which is associated with Mr. Field, and (iii) 567,662 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock directly held by the Dylan Field 2024 Annuity Trust of which Mr. Field is trustee, so long as the market price of the Class A Common Stock satisfies certain threshold prices specified in the Field Diversification Plan. The Field Diversification Plan has a start date of November 24, 2025, subject to completion of the requisite cooling off period under Rule 10b5-1(c) under the Exchange Act ("Rule 10b5-1"), and a termination date of November 30, 2026. The Field Diversification Plan may terminate earlier upon the completion of all transactions subject to the trading arrangements specified in the Field Diversification Plan or the occurrence of certain other events set forth therein. The Field Diversification Plan is intended to satisfy the affirmative defense conditions of Rule 10b5-1.

On August 6, 2025, Mr. Field also entered into a sell-to-cover instruction intended to satisfy the affirmative defense conditions of Rule 10b5-1 for sales of only such number of shares of Class A Common Stock as is necessary to satisfy the applicable tax withholding obligations arising from the vesting of restricted stock units granted to Mr. Field. The total number of shares that may be sold pursuant to the sell-to-cover instruction is not yet determinable. The instruction will remain in effect through the Issuer's first open trading window following the termination of the Field Diversification Plan by its terms or expiration.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Irrevocable Proxy and Power of Attorney, dated March 7, 2022, by and among Evan Wallace, the Wu-Wallace Family Trust and Dylan Field (incorporated herein by reference to Exhibit 99.1 to the Issuer's Registration Statement on Form S-1, filed on July 1, 2025).
Exhibit 2 - Nominating Agreement, dated as of July 30, 2025, by and between the Issuer and Dylan Field (incorporated herein by reference to Exhibit 10.11 to the Issuer's Quarterly Report on Form 10-Q, filed on September 3, 2025).
Exhibit 3 - Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement, filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A, filed on July 21, 2025).

## Signatures
- Dylan Field: /s/ Dylan Field, Dylan Field (10/28/2025)